Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hesai Group

禾 賽 科 技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

(1) SHARE SUBDIVISION BECOMING EFFECTIVE ON JULY 10, 2026;

AND

(2) ADJUSTMENTS TO OUTSTANDING SHARE OPTIONS AND RSUs

References are made to the announcement, the circular (the “Circular”) and notice of the annual general meeting (the “AGM”) of Hesai Group (the “Company”) each dated May 26, 2026, in relation to, among others, the Share Subdivision, and the announcement of the Company dated June 26, 2026 in respect of the poll results of the AGM. Unless otherwise required by the context, capitalized terms used in this announcement shall have the same meanings as defined in the Circular.

SHARE SUBDIVISION BECOMING EFFECTIVE ON JULY 10, 2026

The Board is pleased to announce that all the conditions of the Share Subdivision have been fulfilled and the Share Subdivision has become effective on Friday, July 10, 2026 (the “Effective Date”). Dealing in the Subdivided Class B Ordinary Shares on the Hong Kong Stock Exchange commences at 9:00 a.m. on Friday, July 10, 2026.

Please refer to the Circular for further details of, among others, the trading arrangement, the arrangement for free exchange of Share certificates and matching services for odd lots of the Subdivided Class B Ordinary Shares in connection with the Share Subdivision. Shareholders should note that upon the Share Subdivision becoming effective, the new share certificates of the Subdivided Class B Ordinary Shares will be issued in yellow colour.

Upon the Share Subdivision becoming effective, the Existing Share Certificates for the Shares will only be valid for delivery, trading and settlement purposes for the period up to 4:10 p.m. on Monday, August 17, 2026 and thereafter will not be accepted for delivery, trading and settlement purposes. However, the Existing Share Certificates will continue to be good evidence of legal title and may be exchanged for Subdivided Share Certificates for the Subdivided Shares at any time.

CHANGE IN BOARD LOT SIZE

As a result of the Share Subdivision becoming effective, the Change in Board Lot Size will come into effect on Friday, July 10, 2026. The board lot size of the Class B Ordinary Shares for trading on the Hong Kong Stock Exchange will be changed from 20 existing Class B Ordinary Shares to 100 Subdivided Class B Ordinary Shares. There will be a temporary counter open for trading in temporary board lot of 160 Subdivided Class B Ordinary Shares (in the form of Existing Share Certificates) between 9:00 a.m. on Friday, July 10, 2026 and 4:10 p.m. on Thursday, August 13, 2026. For details of the trading arrangement, please refer to the Circular and the expected timetable therein.

ADJUSTMENTS TO OUTSTANDING SHARE OPTIONS AND RSUs

Prior to the Share Subdivision becoming effective, there were (i) 7,717,032 outstanding share options granted under the 2021 Plan to subscribe for an aggregate of 7,717,032 existing Class B Ordinary Shares; and (ii) 2,186,853 outstanding RSUs granted under the 2021 Plan representing an aggregate of 2,186,853 underlying existing Class B Ordinary Shares.

Upon the Share Subdivision becoming effective, (i) pro-rata adjustments will be made to the exercise prices and the number of outstanding share options and the number of outstanding RSUs which have been granted under the 2021 Plan; and (ii) there will be (a) 61,736,256 outstanding share options granted under the 2021 Plan to subscribe for an aggregate of 61,736,256 Subdivided Class B Ordinary Shares, and (b) 17,494,824 outstanding RSUs granted under the 2021 Plan representing an aggregate of 17,494,824 underlying Subdivided Class B Ordinary Shares.

Details of the adjustments to the outstanding share options and the RSUs to be made upon the Share Subdivision becoming effective on Friday, July 10, 2026 are as follows:

Adjustments to the Outstanding Share Options

Pursuant to the terms and conditions of the 2021 Plan, the exercise price and the number of the outstanding share options granted under the 2021 Plan have been adjusted in the following manner with effect from the Effective Date:

		Before adjustments		After adjustments
		Number of Existing		Number of
		Class B Ordinary	Exercise price	Subdivided Shares	Exercise price per
		Shares to be issued	per Existing	to be issued upon	Subdivided
		upon exercise of	Class B	exercise of	Class B
		the outstanding	Ordinary	the outstanding	Ordinary
Name of Grantees	Date of Grant	share options	Share (US$)	share options	Share (US$)
Cailian Yang	July 3, 2021	181,042	2.10	1,448,336	0.2625
	November 22, 2021	37,766	3.30	302,128	0.4125
	June 5, 2023	30,266	1.63	242,128	0.20375
	November 18, 2024	32,000	0.90	256,000	0.1125
Other Employees	July 3, 2021 – August 29, 2025	7,435,958	0.1-5.15	59,487,664	0.0125-0.64375
Total	–	7,717,032	–	61,736,256	–

Adjustments to the Outstanding RSUs

Pursuant to the terms and conditions of the 2021 Plan, the number of the outstanding RSUs granted under the 2021 Plan have been adjusted in the following manner with effect from the Effective Date:

		Before adjustments		After adjustments
		Number of Existing	Purchase Price	Number of	Purchase Price
		Class B Ordinary	of RSUs prior	Subdivided Shares	of RSUs
		Shares to be issued	to the Share	to be issued upon	upon Share
		upon vesting of	Subdivision	vesting of the	Subdivision
		the outstanding	becoming	outstanding	becoming
Name of Grantees	Date of Grant	RSUs	effective	RSUs	effective
Directors
Yifan Li	March 25, 2026	157,000	Nil	1,256,000	Nil
Kai Sun	March 25, 2026	157,000	Nil	1,256,000	Nil
Shaoqing Xiang	March 25, 2026	157,000	Nil	1,256,000	Nil
Cailian Yang	November 12, 2025	4,000	Nil	32,000	Nil
Zhang Yi	February 7, 2025	5,953	Nil	47,624	Nil
Ren Jia	November 12, 2025	7,116	Nil	56,928	Nil
Hui Wang	March 25, 2026	6,565	Nil	52,520	Nil

Employees
Other Employees	May 30, 2023 – June 12, 2026	1,692,219	Nil	13,537,752	Nil
Total	–	2,186,853	–	17,494,824	–

In accordance with the terms and conditions of the 2021 Plan, the above adjustments in relation to the outstanding Share Options and outstanding RSUs will take effect on the Effective Date. Save for the above adjustments, all other terms and conditions of the 2021 Plan remain unchanged.

The Company’s auditors have confirmed in writing that the above pro-rata adjustments made to (a) the exercise price and number of the Subdivided Class B Ordinary Shares falling to be issued upon the exercise of the outstanding share options and (b) the purchase price and number of the Subdivided Class B Ordinary Shares to be issued upon the vesting of the outstanding RSUs are (i) in accordance with the terms and conditions of the 2021 Plan; (ii) satisfy the requirements set out in the supplementary guidance under Rule 17.03(13) of the Hong Kong Listing Rules; and (iii) comply with Appendix 1 to Frequently Asked Questions FAQ13 No.1-20 published by the Stock Exchange.

By order of the Board
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive Director
and Chief Executive Officer

Hong Kong, July 10, 2026

As at the date of this announcement, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

*       For identification purposes only

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